SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 1)*


                          GENTIVA HEALTH SERVICES INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)

                                    37247A102
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                                 (CUSIP Number)

                              GARY E. SNYDER, ESQ.
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                             GREENBERG TRAURIG, LLP
                           3290 NORTHSIDE PARKWAY, NW
                                    SUITE 400
                                ATLANTA, GA 30327
                                 (678) 553-2100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 22, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 37247A102                    13D/A                              Page 2


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Rodney D. Windley

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,485,489(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    91,209(2)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,485,489

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,209

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,576,698

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%(3)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 116,966 shares held by the Rodney D. Windley 2005 Grantor Retained Annuity Trust. Also includes 4,199 common stock units of the Issuer issued to Mr. Windley that are convertible into shares of common stock of the Issuer at a conversion ratio of one unit to one share of common stock. The common stock units are convertible upon Mr. Windley's termination of service with the Issuer.

(2) Includes 91,209 shares held by RT Management, LLC. Rodney D. Windley is a manager of RT Management, LLC and a 25% owner. Rodney D. Windley disclaims beneficial ownership of the shares owned by RT Management, LLC except to the extent of his pecuniary interest therein.

(3) Based on 27,953,704 shares outstanding on August 6, 2007 as provided by the Issuer in its Form 10-Q for the quarter ended July 1, 2007 (filed with the SEC on August 10, 2007).

CUSIP No. 37247A102                    13D/A                              Page 3

         This Amendment No. 1 (the "Amendment") constitutes the first amendment to the Schedule 13D originally filed by Rodney D. Windley (the "Reporting Person"), with the Securities and Exchange Commission on March 7, 2006 (the "Schedule 13D"), with respect to the common stock, par value $.10 per share (the "Common Stock"), issued by Gentiva Health Services, Inc. (the "Issuer"). Except as specifically amended by the Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         The Schedule 13D is hereby amended by inserting the following text after the second paragraph under Item 4 thereof:

         "On August 22, 2007, the Reporting Person entered into a 10b5-1 Trading Plan with UBS Financial Services, Inc. with respect to the sale of up to 300,000 shares of the Issuer's Common Stock (the "Trading Plan"). As of the date of this Amendment, no shares of the Issuer's Common Stock have been sold pursuant to the Trading Plan."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 11, 2007, the Reporting Person was the beneficial owner of 1,576,698 shares, which represents 5.64% of the outstanding shares of the Issuer. The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 27,953,704 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 6, 2007, as provided by the Company.

         (b) As of September 11, 2007, the Reporting Person possessed voting power over the following shares of Common Stock:

         Sole voting power:                 1,485,489 shares

         Shared voting power:               91,209 shares

         Sole dispositive power:            1,485,489 shares

         Shared dispositive power:          91,209 shares.

         (c) During the past sixty days, the only transactions in the Common Stock effected by the Reporting Person were as follows:

         (1) On June 29, 2007, 6,094 shares of the Issuer's Common Stock beneficially owned by the Reporting Person were forfeited in satisfaction of claims arising under the Merger Agreement dated as of January 4, 2006 entered into in connection with the acquisition of The Healthfield Group, Inc. by the Issuer.

         (2) On August 17, 2007, the Reporting Person sold 30,000 shares of Common Stock in the Issuer beneficially owned by the Reporting Person in an unsolicited brokerage transaction and pursuant to an effective S-3 registration statement

         (3) On September 1, 2007, the Reporting Person acquired 651 common stock units. The common stock units are convertible into shares of Common Stock of the Issuer at a conversion ration of one unit to one share of common stock. The common stock units are convertible upon the date of termination of service to the Issuer.

         (d) H. Anthony Strange is a 75% owner and a manager of RT Management, LLC, and is deemed a beneficial owner of the 91,209 shares owned by RT Management, LLC. No person other than the respective record owner of Common Stock referred to

CUSIP No. 37247A102                    13D/A                              Page 4

herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Schedule 13D is hereby amended by inserting the following text after the second paragraph under Item 6 thereof:

         "On August 22, 2007, the Reporting Person entered into a 10b5-1 Trading Plan with UBS Financial Services, Inc. ("UBS") with respect to the sale of up to 300,000 shares of the Issuer's Common Stock (the "Trading Plan"). Pursuant to the Trading Plan, beginning on September 12, 2007, and ending on March 31, 2008, UBS agreed to sell up to an aggregate of 300,000 shares of the Issuer's Common Stock; provided that, in no event shall UBS Sell more than 30,000 shares a day and more than 100,000 shares a week."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Rule 10b5-1 Trading Plan by and between Rodney Windley and UBS Financial Services, Inc., dated August 22, 2007.

SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 11, 2007

                                        /s/ Gary E. Snyder by Power of Attorney
                                        ----------------------------------------
                                                for  Rodney D. Windley